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                                                                     EXHIBIT 8.2


                                December 12, 2000



Premier National Bancorp, Inc.
1100 Route 55
LaGrangeville, New York, 12540



Dear Premier National Bancorp, Inc.:

                You have requested our opinion as to certain federal income tax consequences of the proposed merger (the "Merger") of Premier National Bancorp, Inc. ("Premier") with and into Olympia Financial Corp. ("Olympia"), a wholly-owned subsidiary of M&T Bank Corporation ("M&T").


                In preparing our opinion, and with your permission, we have assumed that (1) the Merger will be consummated in accordance with the terms, conditions and other provisions of the Agreement and Plan of Reorganization by and among Premier, M&T and Olympia, dated as of July 9, 2000, as amended on October 26, 2000 (as amended, the "Reorganization Agreement"), the Agreement and Plan of Merger by and between Premier and Olympia and joined in by M&T, dated as of July 9, 2000 (the "Plan of Merger"), and the Option Agreement, and (2) all of the factual information, descriptions, representations and assumptions set forth or referred to (a) in this letter (an advance copy of which has been provided to you), (b) in the Reorganization Agreement, the Plan of Merger and the Option Agreement (the "Agreements"), (c) in letters to us from M&T and Olympia dated December 12, 2000, and from Premier dated December 12, 2000 (the




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Premier National Bancorp, Inc.
December 12, 2000
Page 2


"Letters"), and (d) in the Proxy Statement-Prospectus prepared in connection with the Merger, are accurate and complete and will be accurate and complete as of the effective time of the Merger (the "Effective Time"). Terms not otherwise defined in this letter have the meanings ascribed to them in the Reorganization Agreement.

                We have assumed the genuineness of all signatures, the legal capacity of all natural persons, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as copies, and the authenticity of the originals of such documents. We have not independently verified any factual matters relating to the Merger in connection with or apart from our preparation of this opinion. Accordingly, our opinion does not take into account any matters not discussed in this letter that might have been discovered by independent verification.

                Based on the foregoing, and subject to the qualifications and other matters set forth herein, it is our opinion that for federal income tax purposes:

        1. The Merger will be treated as a reorganization within the meaning of Section 368(a)(1)(A) of the Internal Revenue Code of 1986 (the "Code");

        2. M&T, Premier and Olympia will each be a party to the reorganization within the meaning of Code Section 368(b);

        3. No gain or loss will be recognized by M&T, Olympia, Premier National Bank or Premier as a result of the Merger (except for amounts resulting from any required change in accounting methods or any income or deferred gain recognized under the relevant consolidated return regulations);

        4. Premier shareholders who receive M&T common stock for all of their shares of Premier common stock will not recognize any gain or loss with respect to shares of M&T common stock received (except with respect to cash received instead of a fractional share interest in M&T common stock);

        5. Each Premier shareholder who receives M&T common stock and cash (other than cash instead of a fractional share interest in M&T common stock) in exchange for the shareholder's shares of Premier common stock

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Premier National Bancorp, Inc.
December 12, 2000
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                will recognize the gain, if any, realized by the shareholder, in an amount not in excess of the amount of cash received, but will not recognize any loss on the exchange;

        6. Each Premier shareholder's aggregate tax basis in the M&T common stock received in the transaction (including fractional shares that are deemed to have been received and then redeemed) will be the same as the aggregate tax basis of the Premier common stock exchanged by the shareholder for the M&T common stock, decreased by the amount of any cash received (other than cash received instead of a fractional share interest in M&T common stock) by the shareholder and increased by the amount of income or gain recognized by the shareholder in the exchange (not including gain recognized attributable to the fractional shares deemed to have been received and redeemed); and

        7. Each Premier shareholder's holding period in any shares of M&T common stock received in the transaction will include the period during which the shares of Premier common stock surrendered in exchange therefor were held, provided the Premier shares were held as capital assets by the shareholder at the Effective Time.

                This opinion may not apply to a Premier shareholder that is subject to special treatment under the Code, such as a shareholder that is a financial institution, an insurance company, a dealer in securities, a trader in securities, a tax-exempt organization, a person who holds Premier shares in an individual retirement account (IRA), 401(k) plan or similar tax-favored account, a person who acquired Premier shares pursuant to the exercise of an employee stock option or otherwise as compensation or a person who holds Premier shares as part of a hedge, straddle, conversion or constructive sale transaction.

                Our opinion is limited to the foregoing federal income tax consequences of the Merger, which are the only matters as to which you have requested our opinion. We do not address any other federal income tax consequences of the Merger or other matters of federal law and have not considered matters (including state or local tax



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Premier National Bancorp, Inc.
December 12, 2000
Page 4

consequences) arising under the laws of any jurisdiction other than United States income tax law.

                Our opinion is based on the understanding that the relevant facts are, and will be, as of the Effective Time, as set forth or referred to in this letter. If this understanding is incorrect or incomplete in any respect, our opinion could be affected.

                Our opinion is also based on the Code, Treasury Regulations, case law, and Internal Revenue Service rulings as they now exist. These authorities are all subject to change and a change may be made with retroactive effect. We can give no assurance that after any change, our opinion would not be different. Moreover, our opinion is not binding on the Internal Revenue Service or the courts.

                We undertake no responsibility to update or supplement this opinion. This opinion letter is being rendered to Premier in connection with the Merger. Only Premier and its shareholders may rely on this opinion letter.

                We hereby consent to the filing with the Securities and Exchange Commission of this opinion as an exhibit to the Registration Statement on Form S-4 and to the reference to our firm under the heading "THE MERGER - Certain Federal Income Tax Consequences" in the Proxy Statement-Prospectus contained therein. In giving this consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933.

                                                     Very truly yours,


                                                     /s/ Milbank, Tweed,
                                                     Hadley & McCloy, LLP


RAJ/DLP